JPMorgan ETN report

The table below summarizes certain data related to the Alerian MLP Index ETNs (the "Notes" or the "ETNs")

Product Name	CUSIP	Ticker	Date	Closing Price ($)	Indicative Value Ticker	Closing Indicative Value ($)	Number of Notes (000s)	Market Capitalization ($ M)	Total Assets ($ M)	Last Coupon per Note ($)	Last Coupon Ex-Date	Fee
JPMorgan Alerian MLP Index ETN	46625H365	AMJ	10/12/2010	$34.90	AMJIV	$34.90	55,000	$1,919.50	$1,919.50	0.4509	8/25/2010	0.85% p.a.

The ETNs are senior, unsecured debt obligations of JPMorgan Chase & Co. and accordingly, are exposed to the credit risk of JPMorgan Chase & Co.

Definitions
"Closing Price" means the last trade reported as of the date shown.
"Closing Indicative Value" means the last level calculated for the intraday indicative value of the ETN for the relevant day. The intraday indicative value (the "IIV") is meant to approximate the intrinsic economic value of the ETN. The IIV calculation is provided for reference purposes only. It is not intended as a price or quotation. The IIV will be based on the intraday indicative values of the Alerian MLP Index, and may not be equal to the payment at maturity or upon early repurchase. Please see the relevant pricing supplement for details.
"Number of Notes" means the total number of notes, shown in thousands, that have been issued, including those held by JPMorgan Chase & Co or one of its affiliates.
"Market Capitalization" means the product of the Number of Notes and the Closing Price, shown in millions. This includes any ETNs held by JPMorgan Chase & Co or any of its affiliates.
"Total Assets" means the product of the Number of Notes and the Closing Indicative Value.
"Last Coupon per Note" means the most recent Coupon Amount paid by the issuer of the Note to investors. Please see the relevant Pricing Supplement for the definition of Coupon Amount.
"Last Coupon Ex-Date" means the "ex-date" with respect to the most recent Coupon Amount, as more fully described in the relevant Pricing Supplement.
"Fee" refers to the to the Tracking Fee as defined in the relevant Pricing Supplement.

You should read the most recent pricing supplement related to these ETNs dated October 11, 2010 before you make an investment. You may access this pricing supplement on the SEC website at www.sec.gov as follows: http://www.sec.gov/Archives/edgar/data/19617/000089109210004368/e40399_424b2.pdf

October 12, 2010